082-03327

06017087

SUPPL

9/25

SCMP Group Limited

(Stock Code : 583)

INTERIM RESULTS

The Directors of SCMP Group Limited (the "Company") are pleased to announce the unaudited interim results of the Company and its group of companies (the "Group") for the six months ended 30 June 2006 as follows:

Condensed Consolidated Balance Sheet

	Note	**Unaudited 30 June 2006 HK$'000**	Audited 31 December 2005 HK$'000
Non-current assets			
Intangible assets		**36,136**	35,791
Fixed assets	3	**601,704**	623,025
Investment properties		**733,000**	733,000
Lease premium for land		**33,120**	33,630
Defined benefit plan's assets		**36,575**	33,539
Interests in associates		**48,253**	45,443
Long-term investment shares		**172,544**	147,828
		1,661,332	1,652,256
Current assets			
Inventories		**38,697**	38,418
Accounts receivable	4	**219,778**	245,217
Prepayments, deposits and other receivables		**13,663**	20,814
Cash and bank balances		**165,410**	181,449
		437,548	485,898
Current liabilities			
Accounts payable and accrued liabilities	5	**93,664**	134,996
Taxation payable		**52,170**	66,725
Subscriptions in advance		**16,785**	24,431
Bank overdraft, secured		**10,637**	6,713
Short-term bank loans, unsecured		**51,934**	51,918
		225,190	284,783
Net current assets		**212,358**	201,115
Total assets less current liabilities		**1,873,690**	1,853,371
Non-current liabilities			
Long-term bank loan, unsecured		**17,000**	17,000
Deferred taxation		**103,353**	105,461
		120,353	122,461
		1,753,337	1,730,910
Capital and reserves			
Share capital	6	**156,095**	156,095
Reserves		**1,489,092**	1,408,314
Proposed dividend		**93,657**	156,095
		1,582,749	1,564,409
Shareholders' funds		**1,738,844**	1,720,504
Minority interests		**14,493**	10,406
Total equity		**1,753,337**	1,730,910

Condensed Consolidated Income Statement

	Note	Unaudited For the six months ended 30 June 2006 HK$'000	2005 HK$'000
Turnover	2	**583,167**	536,588
Other revenue	8	**4,532**	4,514
Total revenue		**587,699**	541,102
Staff costs		**(180,594)**	(174,686)
Cost of production materials/sales		**(86,040)**	(80,072)
Rental and utilities		**(16,920)**	(15,714)
Depreciation and amortisation		**(32,434)**	(41,736)
Advertising and promotion		**(16,015)**	(13,228)
Other operating expenses		**(73,034)**	(72,440)
		(405,037)	(397,876)
Gain on disposal of long-term investment shares		**-**	711
Finance costs		**(1,760)**	(2,621)
		(406,797)	(399,786)
Operating profit		**180,902**	141,316
Share of profits less losses of associates		**2,895**	1,775
Profit before taxation		**183,797**	143,091
Taxation	9	**(33,202)**	(28,113)
Profit after taxation		**150,595**	114,978
Attributable to:			
Shareholders		**146,530**	112,311
Minority interests		**4,065**	2,667
		150,595	114,978
Dividend			
Proposed interim dividend of HK6 cents (2005: HK5 cents) per share	10	**93,657**	78,047
Earnings per share			
Basic and diluted	11	**9.39 cents**	7.20 cents

Condensed Consolidated Statement of Changes in Equity – Unaudited

For the six months ended 30 June 2006

	Attributable to shareholders									
	Share capital and share premium HK$'000	Contributed surplus HK$'000	Investment revaluation reserve HK$'000	Asset revaluation reserve HK$'000	Hedging reserve HK$'000	Translation reserve HK$'000	Retained profits HK$'000	Total shareholders' funds HK$'000	Minority interests HK$'000	Total equity HK$'000
Balance at 1 January 2005, as previously reported as equity	197,066	1,021,767	70,608	1,325	-	(34,380)	428,554	1,684,940	-	1,684,940
Balance at 1 January 2005, as previously separately reported as minority interests	-	-	-	-	-	-	-	-	12,320	12,320
Balance at 1 January 2005, as restated	197,066	1,021,767	70,608	1,325	-	(34,380)	428,554	1,684,940	12,320	1,697,260
Fair value gains from long-term investment shares	-	-	10,798	-	-	-	-	10,798	-	10,798
Investment revaluation reserve released on disposal	-	-	5	-	-	-	-	5	-	5
Exchange differences on consolidation	-	-	-	-	-	(655)	-	(655)	4	(651)
Surplus on revaluation of leasehold building	-	-	-	3,000	-	-	-	3,000	-	3,000
Deferred taxation directly charged to reserve	-	-	-	(704)	-	-	-	(704)	-	(704)
Loss on cash flow hedges	-	-	-	-	(2,621)	-	-	(2,621)	-	(2,621)
Net income/(expense) recognised directly in equity	-	-	10,803	2,296	(2,621)	(655)	-	9,823	4	9,827
Profit for the period	-	-	-	-	-	-	112,311	112,311	2,667	114,978
Total recognised income/(expense) for the period	-	-	10,803	2,296	(2,621)	(655)	112,311	122,134	2,671	124,805
Dividends	-	(156,095)	-	-	-	-	-	(156,095)	-	(156,095)
Balance at 30 June 2005	197,066	865,672	81,411	3,621	(2,621)	(35,035)	540,865	1,650,979	14,991	1,665,970
Balance at 1 January 2006	**197,066**	**865,672**	**93,216**	**3,624**	**-**	**(35,938)**	**596,864**	**1,720,504**	**10,406**	**1,730,910**
Fair value gains from long-term investment shares	**-**	**-**	**24,716**	**-**	**-**	**-**	**-**	**24,716**	**-**	**24,716**
Exchange differences on consolidation	**-**	**-**	**-**	**-**	**-**	**3,189**	**-**	**3,189**	**22**	**3,211**
Net income recognised directly in equity	**-**	**-**	**24,716**	**-**	**-**	**3,189**	**-**	**27,905**	**22**	**27,927**
Profit for the period	**-**	**-**	**-**	**-**	**-**	**-**	**146,530**	**146,530**	**4,065**	**150,595**
Total recognised income for the period	**-**	**-**	**24,716**	**-**	**-**	**3,189**	**146,530**	**174,435**	**4,087**	**178,522**
Dividends	**-**	**-**	**-**	**-**	**-**	**-**	**(156,095)**	**(156,095)**	**-**	**(156,095)**
Balance at 30 June 2006	**197,066**	**865,672**	**117,932**	**3,624**	**-**	**(32,749)**	**587,299**	**1,738,844**	**14,493**	**1,753,337**

Note: The proposed interim dividend of HK$93,657,000 for the six months ended 30 June 2006 is to be paid out of the Company's retained profits.

Condensed Consolidated Cash Flow Statement

	Unaudited For the six months ended 30 June	
	2006	2005
	HK$'000	HK$'000
Net cash inflow generated from operations	**191,314**	149,435
Interest paid	**(1,760)**	(2,621)
Tax paid	**(49,865)**	(396)
Net cash inflow from operating activities	**139,689**	146,418
Net cash outflow from investing activities	**(3,557)**	(77,853)
Net cash inflow before financing activities	**136,132**	68,565
Financing activities		
Drawdown of short-term bank loan	**-**	1,881
Dividend paid	**(156,095)**	(156,095)
Net cash outflow from financing activities	**(156,095)**	(154,214)
Decrease in cash and cash equivalents	**(19,963)**	(85,649)
Cash and cash equivalents at 1 January	**174,736**	360,737
Cash and cash equivalents at 30 June	**154,773**	275,088

Notes to the financial statements

1. Basis of preparation and accounting policies

The unaudited condensed consolidated interim financial statements ("interim financial statements") are prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

These interim financial statements should be read in conjunction with the 2005 annual financial statements.

The accounting policies and methods of computation used in the preparation of these condensed interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2005.

HKICPA has issued a number of new standards, amendments to standards and interpretations that are effective for accounting periods beginning on or after 1 January 2006. The Group has carried out an assessment of these standards, amendments and interpretations and considered that they have no significant impact on these interim financial statements.

2. Segment information

The Company acted as an investment holding company during the period. The principal activities of the Group comprised the publishing, printing and distribution of the *South China Morning Post, Sunday Morning Post* and other print and digital publications, property investment, video and film post-production, and music publishing.

Substantially all the activities of the Group are based in Hong Kong and below is an analysis of the Group's turnover and contribution to operating profit by principal activity:

	Turnover For the six months ended 30 June		Contribution to operating profit For the six months ended 30 June	
	2006	2005	**2006**	2005
	HK$'000	HK$'000	**HK$'000**	HK$'000
Newspapers, magazines and other publications	**561,099**	517,003	**175,357**	141,036
Investment properties	**8,692**	7,724	**6,346**	5,771
Video and film post-production	**10,278**	10,151	**(1,849)**	(5,924)
Music publishing	**3,098**	1,710	**1,048**	433
Total	**583,167**	536,588	**180,902**	141,316

3. **Fixed assets**

	Leasehold buildings HK$'000	Other fixed assets HK$'000	Assets in progress HK$'000	Total HK$'000
At 1 January 2006				
Cost or valuation	308,868	1,013,993	602	1,323,463
Accumulated depreciation and impairment losses	(70,823)	(629,562)	(53)	(700,438)
Net book value at 1 January 2006	238,045	384,431	549	623,025
Additions	–	2,448	4,551	6,999
Depreciation	(3,304)	(25,016)	–	(28,320)
Translation differences	–	142	–	142
Disposals	–	(142)	–	(142)
Transfer	–	2,632	(2,632)	–
Net book value at 30 June 2006	**234,741**	**364,495**	**2,468**	**601,704**
At 30 June 2006				
Cost or valuation	308,868	1,016,853	2,521	1,328,242
Accumulated depreciation and impairment losses	(74,127)	(652,358)	(53)	(726,538)
Net book value at 30 June 2006	**234,741**	**364,495**	**2,468**	**601,704**
Analysis of cost and valuation as at 30 June 2006				
At cost	299,673	1,016,853	2,521	1,319,047
At valuation – 1990	9,195	–	–	9,195
	308,868	1,016,853	2,521	1,328,242

4. **Accounts receivable**

The Group allows an average credit period of 7 to 90 days to its trade customers and an ageing analysis of trade receivables by due date is as follows:

	30 June 2006		31 December 2005	
	Balance HK$'000	**Percentage %**	Balance HK$'000	Percentage %
0 to 30 days	**140,432**	**61.4**	172,374	67.9
31 to 60 days	**48,175**	**21.1**	46,980	18.5
61 to 90 days	**31,048**	**13.6**	21,343	8.4
Over 90 days	**9,051**	**3.9**	13,108	5.2
Total	**228,706**	**100.0**	253,805	100.0
Less: Accumulated impairment losses	**(8,928)**		(8,588)	
	219,778		245,217	

5. Accounts payable and accrued liabilities

Included in accounts payable and accrued liabilities are the following trade payables:

	30 June 2006		31 December 2005	
	Balance HK$'000	**Percentage %**	Balance HK$'000	Percentage %
0 to 30 days	**17,716**	**72.0**	25,311	80.8
31 to 60 days	**3,127**	**12.7**	1,451	4.6
61 to 90 days	**195**	**0.8**	517	1.7
Over 90 days	**3,570**	**14.5**	4,056	12.9
Total accounts payable	**24,608**	**100.0**	31,335	100.0
Accrued liabilities	**69,056**		103,661	
Total accounts payable and accrued liabilities	**93,664**		134,996	

6. Share capital

	30 June 2006 HK$'000	31 December 2005 HK$'000
Authorised:		
5,000,000,000 shares of HK$0.10 each	**500,000**	500,000
Issued and fully paid:		
1,560,945,596 (2005: 1,560,945,596) shares of HK$0.10 each	**156,095**	156,095

7. Capital commitments

	30 June 2006 HK$'000	31 December 2005 HK$'000
Capital commitments for property, plant and equipment		
Contracted, but not provided for	**8,276**	3,380
Authorised, but not contracted for	**21,928**	35,872
	30,204	39,252

8. Other revenue

	For the six months ended 30 June	
	2006 HK$'000	2005 HK$'000
Dividend income	**1,397**	1,314
Interest income	**2,382**	2,452
Others	**753**	748
Total	**4,532**	4,514

9. Taxation

	For the six months ended 30 June	
	2006	2005
	HK$'000	HK$'000
Company and subsidiaries		
Hong Kong profits tax	**34,964**	26,613
Overseas taxation	**347**	395
Deferred taxation relating to the origination and reversal of temporary differences	**(2,109)**	1,105
Taxation charges	**33,202**	28,113

Hong Kong profits tax has been provided at a rate of 17.5% (2005: 17.5%) on the estimated assessable profit for the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates.

10. Dividend

A 2005 final dividend of HK10 cents per share, totalling HK$156,095,000 was paid in May 2006. A 2004 final dividend of HK7 cents per share and a special dividend of HK3 cents per share, totalling HK$156,095,000 were paid in May 2005.

The Directors have declared an interim dividend of HK6 cents (2005: HK5 cents) per share, amounting to HK$93,657,000 (2005: HK$78,047,000), for the period.

11. Earnings per share

The calculation of basic and diluted earnings per share is based on the profit for the period attributable to shareholders of HK$146,530,000 (2005: HK$112,311,000) and 1,560,945,596 (2005: 1,560,945,596) shares in issue during the period.

As at 30 June 2006, there were share options outstanding that enable holders to subscribe for 7,033,000 shares (2005: 7,773,000 shares) in the Company. These share options could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they are antidilutive for the periods presented.

12. Approval of the interim financial statements

These interim financial statements were approved by the Board of Directors on 31 August 2006.

MANAGEMENT DISCUSSION AND ANALYSIS

OPERATING RESULTS OF THE GROUP

Net profit for the first half of 2006 was $146.5 million, an increase of $34.2 million or 30% over the first half of 2005. The interim results were boosted by strong advertising sales and reduced losses in the video and film post-production division.

	For the six months ended 30 June		
(HK$ millions, except per share amounts)	**2006**	2005	% Change
Turnover	**583.2**	536.5	9
Staff costs	**(180.6)**	(174.7)	3
Production costs	**(86.0)**	(80.1)	7
Rental and utilities	**(16.9)**	(15.7)	8
Advertising and promotions	**(16.0)**	(13.2)	21
Other operating expenses	**(73.1)**	(72.4)	1
Operating costs before depreciation and amortisation	**(372.6)**	(356.1)	5
Depreciation and amortisation	**(32.4)**	(41.7)	(22)
Operating profit from principal activities	**178.2**	138.7	28
Other revenue	**2.1**	2.1	–
Gain on disposal of long-term investment shares	**–**	0.7	(100)
Net finance income/(charges)	**0.6**	(0.2)	*
Operating profit	**180.9**	141.3	28
Taxation	**(33.2)**	(28.1)	18
Profits of associates	**2.9**	1.8	61
Minority interests	**(4.1)**	(2.7)	52
Profit attributable to shareholders	**146.5**	112.3	30
Earnings per share (HK cents)	**9.4**	7.2	30

* *Represents a decrease in excess of 100%*

Turnover

Turnover for the six months ended 30 June 2006 and 2005, by business segment and for the Group as a whole, were as follows:

	For the six months ended 30 June		
(HK$ millions)	**2006**	2005	% Change
Newspaper publishing	**492.3**	451.3	9
Magazine and book publishing	**68.8**	65.7	5
Investment properties	**8.7**	7.7	13
Video and film post-production	**10.3**	10.1	2
Music publishing	**3.1**	1.7	82
Total	**583.2**	536.5	9

Operating Profit and EBITDA by Division

Operating profit and EBITDA for the six months ended 30 June 2006 and 2005, by business segment and for the Group as a whole, were as follows:

(HK$ millions)	Contribution to EBITDA 2006	2005	% Change	Contribution to operating profit 2006	2005	% Change
Newspaper publishing	**192.9**	169.0	14	**166.0**	133.2	25
Magazine and book publishing	**9.7**	8.7	11	**9.3**	7.9	18
Investment properties	**6.3**	5.7	11	**6.3**	5.7	11
Video and film post-production	**0.6**	(3.4)	*	**(1.8)**	(5.9)	(69)
Music publishing	**1.1**	0.4	*	**1.1**	0.4	*
Total	**210.6**	180.4	17	**180.9**	141.3	28

* *Represents decrease/increase in excess of 100%*

Operating Costs and Expenses

Operating costs and expenses before depreciation increased 5% or $16.5 million. The average cost of newsprint rose 11% from US$545 to US$604 per metric ton. The current market price of 48.8 gsm newsprint is US$625 per metric ton. Newsprint consumption was flat. Staff costs increased 3% due to an increase in headcount and salary increments. Advertising and promotion expenses increased 21% as events sponsorship and marketing activities were stepped up.

FINANCIAL REVIEW BY BUSINESS

Publishing

The Newspaper Division accounted for 84% of turnover and 92% of operating profit of the Group. EBITDA and operating profit margins improved. Higher notices revenue from a strong IPO market and sustained growth in display revenue were key factors behind a surge in operating profits.

(HK$ millions)	For the six months ended 30 June 2006	2005	% Change
Turnover			
Newspaper publishing	**492.3**	451.3	9
Magazine and book publishing	**68.8**	65.7	5
Total	**561.1**	517.0	9
EBITDA	**202.6**	177.7	14
Operating profit	**175.3**	141.1	24
Net profit	**141.9**	112.0	27
EBITDA margin	**36%**	34%	
Operating profit margin	**31%**	27%	

The unaudited daily circulation of *South China Morning Post* remained stable at 104,000 copies while *Sunday Morning Post* dropped 1% to 80,000 copies.

SCMP


120,000
100,000
80,000
60,000
40,000
20,000
0
92,271
96,389
100,004
101,782
103,964
104,552
104,000
1H 2H
2003
1H 2H
2004
1H 2H
2005
1H
2006

Sunday


120,000
100,000
80,000
60,000
40,000
20,000
0
74,829
75,896
78,362
82,208
81,099
81,453
80,000
1H 2H
2003
1H 2H
2004
1H 2H
2005
1H
2006

Note: *Audited except 1H 2006*

Display revenue rose 11% compared with an 8% increase in newspaper ad spend in Hong Kong. Ad volume rose 4% and ad yield was 5% higher, aided by rate increases and an increase in color ad bookings at a premium.

Classified revenue rose 12% on the back of a significant increase in notices revenue which rose 47% as a result of several successful IPOs. Recruitment revenue was stable with ad yields rising 2% and 7% for *Classified Post* and *Jiu Jik*, respectively. Ad volume was under pressure. According to ACNielsen, the number of positions advertised in the market in the first half decreased by 5% year-on-year. Meanwhile, the number of positions advertised online is rising.

SCMP.com reported a decline in revenue of 10%. Content syndication fees fell 21% and some ad campaigns were postponed to the second half of the year. The subscription renewal rate increased from 62% to 70% in the first half. The site has around 20,000 subscribers as of 30 June 2006.

The Magazine Division doubled its net profit to $2.5 million, boosted by strong results from the Hearst titles. *Cosmopolitan* maintained its position as the leading international women's title in the market with audited circulation of 49,188 copies in 2005, up 17% from the previous year. *Harper's Bazaar* achieved the highest yield per page among all women's titles.

The results of the Book Publishing Division were adversely affected by higher stock provisions and operating costs. Stronger sales are expected in the second half during the Hong Kong Book Fair.

Investment Properties

	For the six months ended 30 June		
(HK$ millions)	**2006**	2005	% Change
Turnover	**8.7**	7.7	13
EBITDA	**6.3**	5.7	11
Operating profit	**6.3**	5.7	11
Net profit	**5.2**	4.8	8

Rental income increased with additional revenue from billboards in the second quarter.

Video and Film Post-production

	For the six months ended 30 June		
(HK$ millions)	**2006**	2005	% Change
Turnover	**10.3**	10.1	2
EBITDA	**0.6**	(3.4)	*
Operating loss	**(1.8)**	(5.9)	(69)
Net loss	**(1.6)**	(4.9)	(67)

* *Represents a decrease in excess of 100%*

The Hong Kong operation became profitable following a restructuring at the end of 2005. Operating profit for the first half was $1.4 million compared with a loss of $3.3 million in 2005. The Guangzhou operation recorded higher losses due to higher operating costs.

Music Publishing

	For the six months ended 30 June		
(HK$ millions)	**2006**	2005	% Change
Turnover	**3.1**	1.7	82
EBITDA	**1.1**	0.4	*
Operating profit	**1.1**	0.4	*
Net profit	**1.0**	0.4	*

* *Represents an increase in excess of 100%*

Revenue grew 82% despite widespread piracy issues and intense competition. Royalty income improved. Several licensing and synchronisation deals were concluded following aggressive marketing efforts.

LIQUIDITY AND CAPITAL RESOURCES

Overview

The Group's financial position as at 30 June 2006 and 31 December 2005 were as follows:

(HK$ millions)	**30 June 2006**	31 December 2005	% Change
Cash and bank balances	**165.4**	181.4	(9)
Bank overdraft	**10.7**	6.7	60
Bank loan – current portion	**51.9**	51.9	–
– non-current portion	**17.0**	17.0	–
Shareholders' funds	**1,738.8**	1,720.5	1
Ratios:			
Gearing	**–**	–	
Current ratio	**1.9**	1.7	

As at 30 June 2006, the Group had total borrowings of $79.6 million. Of this amount, a $50.0 million unsecured short-term revolving bank loan and $17.0 million unsecured term loan were denominated in Hong Kong dollars at floating rates payable within one and four years, respectively. The balance also consisted of a $1.9 million short-term revolving bank loan and a $10.7 million bank overdraft denominated in Renminbi payable within one year. The Group's cash and bank balance were held predominantly in Hong Kong dollars and the Group had no significant exposure to foreign exchange fluctuation.

As at 30 June 2006, the Group had no gearing (after deducting bank balances and deposits). The ratio of current assets to current liabilities was 1.9 times compared with 1.7 times as at 31 December 2005.

The Group expects its beginning cash balances, cash generated from operations and funds available from external sources to be adequate to meet its working capital requirements, repay bank loans, finance planned capital expenditures and pay dividends.

Operating Activities

The newspaper publishing business was the major source of the Group's cash flow from operating activities. Net cash generated from operating activities for the six months ended 30 June 2006 was $139.7 million compared with $146.4 million for the same period last year. The decrease was mainly due to tax payments of $49.9 million which were partly offset by the increase in net cash inflow from operations of $41.9 million.

Investment Activities

Net cash used for investing activities for the six months ended 30 June 2006 was $3.6 million. Cash was used mainly to pay for capital expenditures of $10.9 million, of which $4.5 million was spent on (i) development of websites and content management system (ii) replacement of magazine circulation system and (iii) upgrading of the accounting system. The balance was spent on computer related equipment and replacement items. These cash outflows were partly offset by interest income and dividends received from investments. Net cash outflow from investing activities of $77.9 million last year was mainly for the purchase of new printing presses.

Financing Activities

The net cash outflow from financing activities of $156.1 million was used to pay the final dividend for 2005.

OUTLOOK

The economy was strong in the first half of the year. Business activity picked up, unemployment was low and consumption strengthened. These economic conditions are expected to continue during the second half of the year. Growth may be more moderate, however, if interest rates rise.

We remain concerned about rising newsprint cost, salaries and rent. The impending abolition of rules requiring listed companies to publish results in newspapers will have an impact on the Group's turnover. Revenue from results announcements contributed 5% to Group turnover and 6% to the Newspaper Division's advertising revenue in the first half of 2006. Technology is playing an increasingly important role in content creation and advertising and changing the media and publishing landscape.

Against this backdrop, we will continue to build our publishing brands and invest in transforming the business. Credible and relevant content is at the heart of our success and we will continue to raise editorial standards across our publications. We are committed to building our capabilities to take best advantage of the changing nature of content creation and delivery. This in turn will create new opportunities to build readership and audience as well as expand advertising products to support future revenue growth. The Group is investing in a new content management system and will continue to develop its digital media capabilities.

These moves combined with our strong financial position provide a good foundation on which to build the business of the Group for the benefit of its stakeholders.

STAFF

As at 30 June 2006, the Group had 1,043 employees compared with 1,044 as at 31 December 2005. Salaries of employees are maintained at competitive levels while discretionary bonuses are granted based on individual and business performance. Other employee benefits include provident fund, medical insurance and share option schemes.

INTERIM DIVIDEND

The Directors have declared an interim dividend of HK6 cents per share, amounting to HK$93,657,000, payable to shareholders whose names appear on the Register of Members of the Company on Monday, 25 September 2006 and payable on Friday, 29 September 2006.

BOOK CLOSURE

The Register of Members of the Company will be closed from Wednesday, 20 September 2006 to Monday, 25 September 2006, both days inclusive. All transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Hong Kong Branch Share Registrars, Computershare Hong Kong Investor Services Limited of Room no. 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Tuesday, 19 September 2006 so as to qualify for the interim dividend.

DIRECTORS

The following persons were Directors of the Company as at the date of this report:

Executive Directors
Mr. Kuok Khoon Ean — Chairman
Ms. Kuok Hui Kwong

Non-executive Directors
Mr. Roberto V. Ongpin — Deputy Chairman
Tan Sri Dr. Khoo Kay Peng
Mr. Robert Ng Chee Siong

Independent Non-executive Directors
The Hon. Ronald J. Arculli
Mr. Peter Lee Ting Chang
Dr. The Hon. Sir David Li Kwok Po

DIRECTORS' INTERESTS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 30 June 2006, the Directors of the Company had the following interests or short positions in shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited ("Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code"):

	Ordinary shares of the Company		
Name of Director	**Capacity/ Nature of interests**	**Number of shares held**	**Approximate % of issued share capital***
Mr. Kuok Khoon Ean (Note 1)	Corporate	340,000	0.022%
Tan Sri Dr. Khoo Kay Peng (Note 2)	Corporate	87,119,145	5.581%
Dr. The Hon. Sir David Li Kwok Po	Personal	4,778,000	0.306%

Notes:

1. The interests in the 340,000 shares are in respect of deemed corporate interests held by Mr. Kuok Khoon Ean through Allerlon Limited, which is wholly owned by Mr. Kuok and his spouse.

2. The interests in the 87,119,145 shares are in respect of deemed corporate interests held by Tan Sri Dr. Khoo Kay Peng through (i) MUI Media Ltd. as to 70,969,145 shares and (ii) Bonham Industries Limited as to 16,150,000 shares. As at 30 June 2006, Dr. Khoo was deemed to have an interest in approximately 32.35% of the issued capital of Pan Malaysian Industries Berhad which in turn holds approximately 46.56% of the issued capital of Malayan United Industries Berhad ("MUI Berhad"). MUI Media Ltd. is wholly owned by MUI Berhad. As at 30 June 2006, Dr. Khoo held 99.9% of the entire issued capital of Bonham Industries Limited.

* *Approximate percentage calculated based on the 1,560,945,596 ordinary shares of the Company in issue as at 30 June 2006.*

All the interests stated above represent long positions in the shares of the Company.

Save as stated above, none of the Directors (including their spouses and children under 18 years of age) had been granted by the Company or had exercised any rights to subscribe for shares or debentures of the Company or any of its associated corporations during the six months ended 30 June 2006. At no time during the six months ended 30 June 2006 was the Company or any of its subsidiaries a party to any arrangement to enable the Directors to acquire benefits by means of acquisition of shares in, or debentures of, the Company or any other body corporate.

Apart from the aforesaid, as at 30 June 2006, none of the Directors of the Company had any interest or short position in any shares, underlying shares or debentures of the Company or any associated corporations (within the meaning of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

SUBSTANTIAL INTERESTS IN SHARE CAPITAL

As at 30 June 2006, the following persons (other than the Directors of the Company) had interests or short positions in the shares and underlying shares of the Company representing 5% or more of the voting power at any general meeting of the Company as recorded in the register required to be kept under Section 336 of the SFO:

Name	Capacity/Nature of interests	Number of ordinary shares held	Approximate % of issued share capital*
Kerry Media Limited (Note 1)	Beneficial owner	524,730,000	33.62%
Kerry 1989 (C.I.) Limited (Note 2)	Interest of controlled corporations	525,036,000	33.64%
Kerry Holdings Limited (Notes 3 & 4)	Interest of controlled corporations	594,576,000	38.09%
Kerry Group Limited (Note 4)	Interest of controlled corporations	594,576,000	38.09%
Silchester International Investors Limited (Notes 5 & 7)	Investment manager	203,005,000	13.01%
Brandes Investment Partners, L.P. (Notes 5 & 8)	Investment manager	140,841,228	9.02%
Sprucegrove Investment Management Ltd. (Notes 5 & 9)	Investment manager	88,163,000	5.65%
The Northern Trust Company (ALA) (Notes 6 & 10)	Approved lending agent	80,125,427	5.13%

Notes:

1. The interests in the 524,730,000 shares held by Kerry Media Limited are duplicated in the respective interests reported above for Kerry 1989 (C.I.) Limited, Kerry Holdings Limited and Kerry Group Limited.

2. The interests in the 525,036,000 shares held by Kerry 1989 (C.I.) Limited are duplicated in the respective interests reported above for Kerry Holdings Limited and Kerry Group Limited.

3. The interests in the 594,576,000 shares held by Kerry Holdings Limited are duplicated in the interests reported above for Kerry Group Limited.

4. The Company has been notified informally that as at 30 June 2006, Kerry Group Limited and Kerry Holdings Limited were interested in 606,372,000 shares (representing approximately 38.85% of the Company's issued share capital) and this increase in shareholding was not required to be disclosed under Part XV of the SFO.

5. Investment manager acting on behalf of clients and not connected with the Company.

6. Approved lending agent acting on behalf of clients and not connected with the Company.

7. Silchester International Investors Limited has informally notified the Company that as at 30 June 2006, it held 214,159,000 shares (representing approximately 13.72% of the Company's issued share capital) and this increase in shareholding was not required to be disclosed under Part XV of the SFO.

8. Brandes Investment Partners, L.P. has informally notified the Company that as at 30 June 2006, it held 153,037,078 shares (representing approximately 9.80% of the Company's issued share capital) and this increase in shareholding was not required to be disclosed under Part XV of the SFO.

9. Sprucegrove Investment Management Ltd. has informally notified the Company that as at 30 June 2006, it held 86,080,000 shares (representing approximately 5.51% of the Company's issued share capital) and this decrease in shareholding was not required to be disclosed under Part XV of the SFO.

10. The Northern Trust Company (ALA) has informally notified the Company that as at 30 June 2006, it held 86,542,605 shares (representing approximately 5.54% of the Company's issued share capital) and this increase in shareholding was not required to be disclosed under Part XV of the SFO.

* *Approximate percentage calculated based on the 1,560,945,596 ordinary shares of the Company in issue as at 30 June 2006.*

All the interests stated above represent long positions in the shares of the Company.

Save as stated above, as at 30 June 2006, the Company had not been notified of any interests and short positions in the shares and underlying shares of the Company which had been recorded in the register required to be kept under Section 336 of the SFO.

SHARE OPTION SCHEMES

The Company has a share option scheme (the "Current Scheme") which was approved by shareholders on 27 October 1997. The Current Scheme was amended with shareholders' approval on 6 November 2000 and further amended at the annual general meeting held on 29 May 2002 in conformity with the amended Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). Under the Current Scheme, the Board of Directors of the Company may grant options to subscribe for shares of the Company to any full-time employee or Executive Director of the Company or any of its subsidiaries. The Current Scheme will expire on 27 October 2007.

No share option was granted under the Current Scheme during the six months ended 30 June 2006 (the "Period").

The outstanding shares in respect of options granted under the Current Scheme as at 30 June 2006 are summarised below:

	Number of shares in respect of options granted
Outstanding at 1 January 2006	7,353,000
Granted during the Period	–
Exercised during the Period	–
Cancelled during the Period	–
Lapsed during the Period	(320,000)
Outstanding at 30 June 2006	7,033,000

Details of the movements during the six months ended 30 June 2006 in the share options granted under the Current Scheme are as follows:

(i) Options granted to Directors

None of the Directors of the Company has any outstanding share options or has any options exercised, cancelled or lapsed during the six months ended 30 June 2006.

(ii) Options granted to employees

			Number of shares involved in the options				
Date of grant	**Exercise period**	**Exercise price/share HK$**	**Outstanding at 01/01/2006**	**Granted during the Period**	**Exercised during the Period**	**Lapsed during the Period**	**Outstanding at 30/06/2006**
02/08/1999	02/08/2000-27/10/2007	5.00	1,092,500	–	–	–	1,092,500
11/01/2000	11/01/2001-27/10/2007	5.51	880,500	–	–	(60,000)	820,500
20/04/2000	20/04/2001-27/10/2007	6.05	3,260,000	–	–	(110,000)	3,150,000
28/06/2001	28/06/2002-27/10/2007	4.95	420,000	–	–	–	420,000
23/09/2003	23/09/2004-27/10/2007	3.90	1,700,000	–	–	(150,000)	1,550,000
Total			7,353,000	–	–	(320,000)	7,033,000

At the annual general meeting of the Company held on 25 May 2006 (the "Adoption Date"), the shareholders approved the adoption of a new share option scheme (the "New Share Option Scheme"). Under the New Share Option Scheme, the Board of Directors of the Company may grant options to subscribe for shares of the Company to any full-time employee or Executive Director of the Company or any of its subsidiaries.

No share option was granted, exercised, cancelled or lapsed under the New Share Option Scheme after the Adoption Date.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SHARES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during the six months ended 30 June 2006.

CORPORATE GOVERNANCE

The Board of Directors and management are committed to upholding the Group's obligations to shareholders. Over the years, the Group has put in place sound corporate governance practices to ensure it adheres to the highest ethical and business standards.

The corporate governance principles adopted by the Group during the six months ended 30 June 2006 are in line with the corporate governance statement as set out in the Company's 2005 Annual Report. The Group's corporate governance practices comply with all the code provisions of the Code on Corporate Governance Practices ("Stock Exchange Code") as set out in Appendix 14 of the Listing Rules except where stated and explained below. The Group also adheres to the recommended best practices of the Stock Exchange Code insofar as they are relevant and practicable.

The Group has an Executive Chairman. No individual has been appointed as a chief executive officer. The Executive Chairman oversees the management of the Board and the Group's business with the assistance of the Group's senior management team. The Executive Chairman oversees the overall management of the Group. Other functions normally undertaken by a chief executive officer of a company are delegated to members of the Group's senior management team.

This structure deviates from the code provision of the Stock Exchange Code that requires the roles of the chairman and chief executive officer to be separate and not performed by the same individual. The Board has considered this matter carefully and decided not to adopt the provision. The Board believes that the current management structure has been effective in facilitating the operation and development of the Group and its business for a considerable period of time and that the necessary checks and balances consistent with sound corporate governance practices are in place. The Board consists of high calibre individuals who have many years of experience in serving public companies and who are highly committed to the good running of the Group. Accordingly, the Board does not believe the Group should change its current management structure. However, the Board will review the management structure from time to time to ensure it continues to meet these objectives.

CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Board of Directors of the Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") as set out in Appendix 10 of the Listing Rules as the code for securities transactions by Directors of the Company. All Directors of the Company have confirmed their compliance with the required standard set out in the Model Code during the period from 1 January 2006 to 30 June 2006.

AUDIT COMMITTEE

The Company established an Audit Committee in 1998 with written terms of reference. The Audit Committee currently comprises three Independent Non-executive Directors, namely Mr. Peter Lee Ting Chang, The Hon. Ronald J. Arculli and Sir David Li Kwok Po. The Audit Committee met once in the first six months of 2006. The Audit Committee has reviewed the Group's unaudited interim results for the six months ended 30 June 2006.

REMUNERATION COMMITTEE

The Company established a Remuneration Committee in 2000 with written terms of reference. The Remuneration Committee currently comprises two Independent Non-executive Directors, namely Mr. Peter Lee Ting Chang and The Hon. Ronald J. Arculli, and the Executive Chairman, Mr. Kuok Khoon Ean.

NOMINATION COMMITTEE

The Company established a Nomination Committee in April 2005 with written terms of reference. The Nomination Committee currently comprises two Independent Non-executive Directors, namely Mr. Peter Lee Ting Chang and The Hon. Ronald J. Arculli, and the Executive Chairman, Mr. Kuok Khoon Ean.

On Behalf of the Board
KUOK Khoon Ean
Chairman

Hong Kong, 31 August 2006

提名委員會

本公司於二零零五年四月成立提名委員會，訂有書面職權範圍。提名委員會現時成員包括兩位獨立非執行董事利定昌先生及夏佳理先生，以及本公司執行主席郭孔演先生。

代表董事會
主席
郭孔演

香港，二零零六年八月三十一日

購買、出售或贖回本公司股份

截至二零零六年六月三十日止六個月期間，本公司或其任何附屬公司均無購買、出售或贖回本公司任何股份。

企業管治

董事會及管理層一直致力積極履行本集團對股東之責任。經過多年發展，本集團已建立完善之企業管治常規，確保集團緊守道德操守，並嚴格遵守最高之業內標準。

本集團於截至二零零六年六月三十日止六個月期間採納之企業管治準則，與本公司二零零五年年報所載之企業管治聲明一致。除下文所述者外，本集團之企業管治常規符合上市規則附錄十四所載之《企業管治常規守則》(「聯交所守則」)之所有守則條文。本集團亦在相關及可行之情況下遵守聯交所守則內之建議最佳常規。

本集團有一位執行主席，並無任何人士獲委任為行政總裁。執行主席在本集團高級管理層協助下監督董事會之管理及本集團之業務。執行主席負責監察本集團之整體管理，其他一般由行政總裁處理之職務則由本集團高級管理層負責。

聯交所守則之守則條文規定主席及行政總裁之職務需要清楚劃分，且不可由同一人擔任，而本集團之管理架構與此有所偏離。董事會仔細考慮有關事宜，並決定不採納有關條文。董事會相信現行管理架構在過往一直有效地推動本集團及其業務之營運及發展，並已建立符合完善企業管治常規所需之審查及制衡機制。董事會各成員才能出眾，於公眾公司累積多年經驗，並竭力為本集團之營運作出貢獻。因此，董事會並不認為本集團應改變現有管理架構。然而，董事會將不時檢討管理架構，以確保其持續達致有關目標。

董事進行證券交易之標準守則

本公司董事會已採納上市規則附錄十所載之《上市發行人董事進行證券交易的標準守則》(「標準守則」)作為本公司董事進行證券交易之守則。本公司全體董事確認彼等於二零零六年一月一日至二零零六年六月三十日之期間內已遵守標準守則所規定之準則。

審核委員會

本公司於一九九八年成立審核委員會，訂有書面職權範圍。審核委員會現時成員包括三位獨立非執行董事利定昌先生、夏佳理先生及李國寶爵士。審核委員會於二零零六年首六個月曾舉行一次會議。審核委員會已審閱本集團截至二零零六年六月三十日止六個月之未經審核中期業績。

薪酬委員會

本公司於二零零零年成立薪酬委員會，訂有書面職權範圍。薪酬委員會現時成員包括兩位獨立非執行董事利定昌先生及夏佳理先生，以及本公司執行主席郭孔演先生。

購股權計劃

本公司之購股權計劃(「現行計劃」)於一九九七年十月二十七日為股東採納，現行計劃於二零零零年十一月六日獲股東通過作出修訂，並於二零零二年五月二十九日舉行之股東週年大會上再作修訂，以符合經修訂之香港聯合交易所有限公司證券上市規則(「上市規則」)第十七章。根據現行計劃，本公司董事會可授予任何本公司或其任何附屬公司之全職僱員或執行董事購股權以認購本公司之股份。現行計劃將於二零零七年十月二十七日終止。

截至二零零六年六月三十日止六個月期間(「本期間」)，並無根據現行計劃授出任何購股權。

於二零零六年六月三十日，現行計劃項下尚未行使之購股權所涉及之股份摘要如下：

	授出購股權之股份數目
於二零零六年一月一日尚未行使	7,353,000
於本期間授出	—
於本期間行使	—
於本期間註銷	—
於本期間失效	(320,000)
於二零零六年六月三十日尚未行使	7,033,000

根據現行計劃已授出之購股權於截至二零零六年六月三十日止六個月期間之變動細節如下：

(i) 授予董事之購股權

截至二零零六年六月三十日止六個月期間，本公司董事並沒有任何未行使之購股權，或已行使、註銷或失效之購股權。

(ii) 授予僱員之購股權

			購股權之股份數目				
授出日期	行使期	每股行使價 港元	於二零零六年 一月一日 尚未行使	於本期間 授出	於本期間 行使	於本期間 失效	於二零零六年 六月三十日 尚未行使
02/08/1999	02/08/2000-27/10/2007	5.00	1,092,500	—	—	—	1,092,500
11/01/2000	11/01/2001-27/10/2007	5.51	880,500	—	—	(60,000)	820,500
20/04/2000	20/04/2001-27/10/2007	6.05	3,260,000	—	—	(110,000)	3,150,000
28/06/2001	28/06/2002-27/10/2007	4.95	420,000	—	—	—	420,000
23/09/2003	23/09/2004-27/10/2007	3.90	1,700,000	—	—	(150,000)	1,550,000
總計			7,353,000	—	—	(320,000)	7,033,000

於本公司二零零六年五月二十五日(「採納日期」)舉行之股東週年大會上，股東批准採納新購股權計劃(「新購股權計劃」)。根據新購股權計劃，本公司董事會可授予任何本公司或其任何附屬公司之全職僱員或執行董事購股權以認購本公司之股份。

採納日期後，並無任何購股權根據新購股權計劃授出、行使、註銷或失效。

於股本之主要權益

於二零零六年六月三十日，根據證券及期貨條例第336條須備存之登記冊所示，下列人士(並非本公司董事)於本公司之股份及相關股份中擁有相等於本公司任何股東大會上投票權5%或以上之權益或淡倉：

名稱	身份/權益性質	持有普通股股數	約佔已發行股本百分比*
Kerry Media Limited(附註1)	實益擁有人	524,730,000	33.62%
Kerry 1989 (C.I.) Limited(附註2)	受控制法團權益	525,036,000	33.64%
Kerry Holdings Limited(附註3及4)	受控制法團權益	594,576,000	38.09%
Kerry Group Limited(附註4)	受控制法團權益	594,576,000	38.09%
Silchester International Investors Limited(附註5及7)	投資經理	203,005,000	13.01%
Brandes Investment Partners, L.P. (附註5及8)	投資經理	140,841,228	9.02%
Sprucegrove Investment Management Ltd.(附註5及9)	投資經理	88,163,000	5.65%
The Northern Trust Company (ALA)(附註6及10)	核准借出代理人	80,125,427	5.13%

附註：

1. Kerry Media Limited所持有之524,730,000股股份權益，與上文所述Kerry 1989 (C.I.) Limited、Kerry Holdings Limited及Kerry Group Limited各自之權益重複。

2. Kerry 1989 (C.I.) Limited所持有之525,036,000股股份權益，與上文所述Kerry Holdings Limited及Kerry Group Limited各自之權益重複。

3. Kerry Holdings Limited所持有之594,576,000股股份權益，與上文所述Kerry Group Limited之權益重複。

4. 本公司獲非正式通知，於二零零六年六月三十日，Kerry Group Limited及Kerry Holdings Limited於本公司606,372,000股股份擁有權益，佔本公司已發行股本約38.85%，而增持該等股份毋須根據證券及期貨條例第XV部作出披露。

5. 代表客戶行事之投資經理，與本公司並無關連。

6. 代表客戶行事之核准借出代理人，與本公司並無關連。

7. Silchester International Investors Limited已非正式通知本公司，於二零零六年六月三十日，彼持有本公司214,159,000股股份，佔本公司已發行股本約13.72%，而增持該等股份毋須根據證券及期貨條例第XV部作出披露。

8. Brandes Investment Partners, L.P.已非正式通知本公司，於二零零六年六月三十日，彼持有本公司153,037,078股股份，佔本公司已發行股本約9.80%，而增持該等股份毋須根據證券及期貨條例第XV部作出披露。

9. Sprucegrove Investment Management Ltd.已非正式通知本公司，於二零零六年六月三十日，彼持有本公司86,080,000股股份，佔本公司已發行股本約5.51%，而減持該等股份毋須根據證券及期貨條例第XV部作出披露。

10. The Northern Trust Company (ALA)已非正式通知本公司，於二零零六年六月三十日，彼持有本公司86,542,605股股份，佔本公司已發行股本約5.54%，而增持該等股份毋須根據證券及期貨條例第XV部作出披露。

* *約佔百分比按本公司於二零零六年六月三十日之已發行普通股1,560,945,596股計算。*

上述所有權益均為本公司股份中之好倉。

除上文所述者外，於二零零六年六月三十日，本公司並未獲知會任何人士於本公司之股份及相關股份中擁有任何權益或淡倉，而已經載入根據證券及期貨條例第336條須備存之登記冊。

董事於股份、相關股份及債權證之權益

於二零零六年六月三十日，根據證券及期貨條例第352條須備存之登記冊所示，或根據上市公司董事進行證券交易標準守則(「標準守則」)另行知會本公司及香港聯合交易所有限公司(「聯交所」)，本公司董事於本公司及其相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債權證中擁有之權益或淡倉如下：

	本公司之普通股		
董事姓名	身份/權益性質	持有股數	約佔已發行股本百分比*
郭孔演先生(附註1)	公司	340,000	0.022%
邱繼炳博士(附註2)	公司	87,119,145	5.581%
李國寶爵士	個人	4,778,000	0.306%

附註：

1. 該340,000股股份之權益被視作由郭孔演先生透過Allerlon Limited而持有之公司權益，Allerlon Limited由郭先生及其配偶全資擁有。

2. 該87,119,145股股份之權益被視作由邱繼炳博士透過下述公司而持有之公司權益，(i) MUI Media Ltd.佔70,969,145股股份及(ii)Bonham Industries Limited佔16,150,000股股份。於二零零六年六月三十日，邱博士被視作持有Pan Malaysian Industries Berhad已發行股本約32.35%權益，而Pan Malaysian Industries Berhad則持有Malayan United Industries Berhad(「MUI Berhad」)已發行股本約46.56%權益。MUI Media Ltd.由MUI Berhad全資擁有。於二零零六年六月三十日，邱博士擁有99.9% Bonham Industries Limited之全部已發行股本。

* *約佔百分比按本公司於二零零六年六月三十日之已發行普通股1,560,945,596股計算。*

上述所有權益均為本公司股份中之好倉。

除上述者外，於二零零六年六月三十日止六個月期間，概無董事(包括其配偶及十八歲以下之子女)獲本公司授予或行使任何權利認購本公司或其任何相聯法團之股份或債權證。於截至二零零六年六月三十日止六個月內任何時間，本公司或其任何附屬公司均無參與任何安排，促使本公司董事透過認購本公司或任何其他法團之股份或債權證而獲得利益。

除上文所述者外，於二零零六年六月三十日，根據證券及期貨條例第352條須備存之登記冊所示，或根據標準守則另行知會本公司及聯交所，本公司董事概無於本公司或其任何相聯法團(定義見證券及期貨條例)之股份、相關股份及債權證中擁有權益或淡倉。

展望

上半年經濟表現強勁，商務活動回升，失業率較低，消費力增強。此等經濟狀況預期會持續至下半年。然而，倘若利率上升，則經濟增長或會放緩。

本集團持續關注不斷上升之新聞紙價格、薪酬及租金。即將取消上市公司須於報章刊登業績之規定，本集團之營業額將受影響。於二零零六年上半年，來自刊登業績公佈之收益佔本集團營業額之5%，及報章業務廣告收益之6%。科技在內容製作及廣告所擔當之角色日益重要，並不斷改變傳媒及出版業之面貌。

在此情況下，本集團將繼續建立出版業務品牌，並投資進行業務轉化。能提供具公信力及與讀者相關的內容乃本集團成功之重要因素，本集團將繼續提升各出版刊物之編採水平。本集團致力增強實力，以充分運用不斷轉變之內容製作及發放渠道。此舉將為本集團帶來新機遇，以建立廣泛之讀者群，並增加廣告產品類別，以維持未來收入增長。本集團正投資建立一套嶄新之內容管理系統，並將繼續拓展數碼媒體之功能。

該等措施結合本集團穩健之財務狀況，為本集團以股東之利益拓展業務提供堅實基礎。

僱員

於二零零六年六月三十日，本集團僱用1,043名員工，而二零零五年十二月三十一日則僱用1,044名員工。僱員之薪酬保持於具競爭力之水平，同時根據僱員個別之工作表現及經營業績授予花紅。其他僱員福利包括公積金、醫療保險及購股權計劃。

中期股息

董事會宣佈派發中期股息每股6港仙，合共93,657,000港元，給予於二零零六年九月二十五日(星期一)名列本公司股東名冊之股東。該股息將於二零零六年九月二十九日(星期五)派發。

暫停辦理股票過戶登記手續

本公司將由二零零六年九月二十日(星期三)至二零零六年九月二十五日(星期一)，包括首尾兩天，暫停辦理股票過戶登記手續。為確保符合資格收取中期股息，所有股份過戶文件連同有關股票，必須於二零零六年九月十九日(星期二)下午四時前送達香港皇后大道東183號合和中心17樓1712-1716室，本公司香港股票過戶分處香港中央證券登記有限公司，辦理過戶登記手續。

董事

於本報告日期，本公司之董事如下：

執行董事
郭孔演先生　　主席
郭惠光女士

非執行董事
Roberto V. Ongpin先生　　副主席
邱繼炳博士
黃志祥先生

獨立非執行董事
夏佳理先生
利定昌先生
李國寶爵士

流動資金及資本來源

概覽

本集團於二零零六年六月三十日及二零零五年十二月三十一日之財務狀況如下：

(百萬港元)	二零零六年 六月三十日	二零零五年 十二月三十一日	變動百分比
現金及銀行結餘	**165.4**	181.4	(9)
銀行透支	**10.7**	6.7	60
銀行貸款－現期部份	**51.9**	51.9	–
－非現期部份	**17.0**	17.0	–
股東資金	**1,738.8**	1,720.5	1
比率：			
資產負債比率	**–**	–	
流動比率	**1.9**	1.7	

於二零零六年六月三十日，本集團之借貸總額為79.6百萬港元。其中無抵押短期循環銀行貸款50.0百萬港元及無抵押有期貸款17.0百萬港元，均為港元浮息貸款，分別須於一年及四年內償還。餘額包括短期循環銀行貸款1.9百萬港元及銀行透支10.7百萬港元，則為人民幣貸款，須於一年內償還。本集團持有之現金及銀行結餘主要以港元為主，本集團並無重大外匯折算波動風險。

於二零零六年六月三十日，經扣除銀行結餘及存款後，本集團之資產負債比率為零。流動資產與流動負債之比率為1.9倍，而於二零零五年十二月三十一日則為1.7倍。

本集團預期二零零六年期初現金結餘、經營產生之現金及外部資源所得之資金，足以應付營運資金需要、償還銀行貸款、計劃之資本開支及派付股息。

經營活動

本集團之經營活動流動資金來源主要來自報章出版業務。截至二零零六年六月三十日止六個月，經營活動提供之現金淨額為139.7百萬港元，而去年同期則為146.4百萬港元。減少之主要原因是繳付稅項49.9百萬港元，部份則由經營活動而增加之現金流入淨額41.9百萬港元所抵銷。

投資活動

於截至二零零六年六月三十日止六個月，用於投資活動之現金流出淨額為3.6百萬港元。現金主要用於支付資本開支10.9百萬港元，其中4.5百萬港元用於(i)開發網站及內容管理系統，(ii)更換雜誌發行系統，及(iii)會計系統升級。餘額用於電腦相關設備及替換項目。該等現金流出部份由利息收入及投資所得股息所抵銷。上年度投資活動現金流出淨額為77.9百萬港元，主要用於購置新印刷機組。

融資活動

融資活動所用現金流出淨額為156.1百萬港元，用於派付二零零五年度末期股息。

商業廣告收益上升11%，而香港報章廣告開支則上升8%。廣告量增加4%及廣告收益率上升5%，乃因廣告收費提高及收費較高之彩色廣告預訂增加。

通告收益因多項首次公開招股活動成功而增加47%，帶動分類廣告收益上升12%。招聘廣告收益保持平穩，*《Classified Post》*及*《招職》*之廣告收益率分別上升2%及7%。廣告量則受壓。根據ACNielsen之統計資料，上半年於市場刊登之職位數量按年下跌5%，而網上刊登之職位數量則持續上升。

SCMP.com錄得收益減少10%。內容轉載費減少21%，及部份廣告活動推遲至下半年。上半年訂閱客戶之續訂率自62%提升至70%。於二零零六年六月三十日，該網站約有20,000名訂閱客戶。

雜誌出版業務之純利倍增至2.5百萬港元，乃因Hearst雜誌刊物之強勁業績所帶動。*《Cosmopolitan》*繼續保持其作為國際女性雜誌之市場領先地位，二零零五年經審核發行量達49,188本，較去年度增加17%。*《Harper's Bazaar》*於所有女性雜誌中取得最高之每頁收益率。

書籍出版業務之業績受較高之存貨撥備及經營成本的不利影響。預期下半年於香港書展期間將會錄得較強勁銷售。

投資物業

	截至六月三十日止六個月		
(百萬港元)	**二零零六年**	二零零五年	變動百分比
營業額	**8.7**	7.7	13
未計利息、稅項、折舊及攤銷之盈利	**6.3**	5.7	11
經營盈利	**6.3**	5.7	11
純利	**5.2**	4.8	8

租金收入增加，大型廣告牌於第二季帶來額外收益。

錄像及影片後期製作

	截至六月三十日止六個月		
(百萬港元)	**二零零六年**	二零零五年	變動百分比
營業額	**10.3**	10.1	2
未計利息、稅項、折舊及攤銷之盈利	**0.6**	(3.4)	*
經營虧損	**(1.8)**	(5.9)	(69)
虧損淨額	**(1.6)**	(4.9)	(67)

* *表示減少超過100%*

香港業務於二零零五年年底進行重組後轉虧為盈，上半年經營盈利為1.4百萬港元，而二零零五年為虧損3.3百萬港元。廣州業務由於較高之經營成本而錄得較高之虧損。

音樂出版

	截至六月三十日止六個月		
(百萬港元)	**二零零六年**	二零零五年	變動百分比
營業額	**3.1**	1.7	82
未計利息、稅項、折舊及攤銷之盈利	**1.1**	0.4	*
經營盈利	**1.1**	0.4	*
純利	**1.0**	0.4	*

* *表示增加超過100%*

儘管盜版活動猖獗且競爭激烈，收益仍增長82%。版權費收入亦有改善。多項特許及影音同步版權之交易經積極市場推廣後得以完成。

業務分部之經營盈利及未計利息、稅項、折舊及攤銷之盈利

截至二零零六年及二零零五年六月三十日止六個月各業務分部及本集團整體之經營盈利及未計利息、稅項、折舊及攤銷之盈利(EBITDA)如下：

	對未計利息、稅項、折舊及攤銷之盈利之貢獻			對經營盈利之貢獻		
(百萬港元)	**二零零六年**	二零零五年	變動百分比	**二零零六年**	二零零五年	變動百分比
報章出版	**192.9**	169.0	14	**166.0**	133.2	25
雜誌及書籍出版	**9.7**	8.7	11	**9.3**	7.9	18
投資物業	**6.3**	5.7	11	**6.3**	5.7	11
錄像及影片後期製作	**0.6**	(3.4)	*	**(1.8)**	(5.9)	(69)
音樂出版	**1.1**	0.4	*	**1.1**	0.4	*
總計	**210.6**	180.4	17	**180.9**	141.3	28

* *表示減少/增加超過100%*

經營成本及開支

未計折舊之經營成本及開支增加5%或16.5百萬港元。新聞紙平均成本由每公噸545美元上升11%至每公噸604美元。48.8克每平方米之新聞紙現時之市價為每公噸625美元。新聞紙消耗量平穩。員工成本因僱員人數及薪金上調而增加3%。廣告及宣傳開支因贊助項目及市場推廣活動增多而上升21%。

業務分部之財務回顧

出版

報章出版業務佔本集團營業額之84%及經營盈利之92%。未計利息、稅項、折舊及攤銷之邊際盈利率及經營邊際盈利率均有所改善。首次公開招股活動活躍帶來較高之通告收益及商業廣告收益持續增長，為經營盈利激增之主要因素。

	截至六月三十日止六個月		
(百萬港元)	**二零零六年**	二零零五年	變動百分比
營業額			
報章出版	**492.3**	451.3	9
雜誌及書籍出版	**68.8**	65.7	5
總計	**561.1**	517.0	9
未計利息、稅項、折舊及攤銷之盈利	**202.6**	177.7	14
經營盈利	**175.3**	141.1	24
純利	**141.9**	112.0	27
未計利息、稅項、折舊及攤銷之邊際盈利率	**36%**	34%	
經營邊際盈利率	**31%**	27%	

*《南華早報》*未經審核之每日發行量保持平穩，達104,000份，*《星期日南華早報》*則下降1%，至80,000份。

南華早報


120,000
100,000
80,000
60,000
40,000
20,000
0
92,271
96,389
100,004
101,782
103,964
104,552
104,000
上半年 下半年
上半年 下半年
上半年 下半年
上半年
2003
2004
2005
2006

星期日南華早報


120,000
100,000
80,000
60,000
40,000
20,000
0
74,829
75,896
78,362
82,208
81,099
81,453
80,000
上半年 下半年
上半年 下半年
上半年 下半年
上半年
2003
2004
2005
2006

註：經審核，二零零六年上半年除外

管理層討論及分析

本集團之經營業績

二零零六年上半年之純利為146.5百萬港元，較二零零五年上半年增加34.2百萬港元或30%。中期業績理想，乃因廣告銷售強勁及錄像及影片後期製作業務之虧損減少。

(百萬港元，每股金額除外)	截至六月三十日止六個月 二零零六年	二零零五年	變動百分比
營業額	**583.2**	536.5	9
員工成本	**(180.6)**	(174.7)	3
生產成本	**(86.0)**	(80.1)	7
租金及設施	**(16.9)**	(15.7)	8
廣告及宣傳	**(16.0)**	(13.2)	21
其他經營開支	**(73.1)**	(72.4)	1
未計折舊及攤銷之經營成本	**(372.6)**	(356.1)	5
折舊及攤銷	**(32.4)**	(41.7)	(22)
主要業務之經營盈利	**178.2**	138.7	28
其他收益	**2.1**	2.1	—
出售長期投資股份之收益	**–**	0.7	(100)
財務收入/(費用)淨額	**0.6**	(0.2)	*
經營盈利	**180.9**	141.3	28
税項	**(33.2)**	(28.1)	18
聯營公司之盈利	**2.9**	1.8	61
少數股東權益	**(4.1)**	(2.7)	52
股東應佔盈利	**146.5**	112.3	30
每股盈利(港仙)	**9.4**	7.2	30

* *表示減少超過100%*

營業額

截至二零零六年及二零零五年六月三十日止六個月各業務分部及本集團整體之營業額如下：

(百萬港元)	截至六月三十日止六個月 二零零六年	二零零五年	變動百分比
報章出版	**492.3**	451.3	9
雜誌及書籍出版	**68.8**	65.7	5
投資物業	**8.7**	7.7	13
錄像及影片後期製作	**10.3**	10.1	2
音樂出版	**3.1**	1.7	82
總計	**583.2**	536.5	9

9. 稅項

	截至六月三十日止六個月	
	二零零六年 港幣千元	二零零五年 港幣千元
公司及附屬公司		
香港利得稅	**34,964**	26,613
海外稅項	**347**	395
有關暫時差異所產生及撥回之遞延稅項	**(2,109)**	1,105
稅項支出	**33,202**	28,113

香港利得稅乃以期內估計應課稅盈利按17.5%(二零零五年：17.5%)稅率撥備。海外地區所得盈利之稅項乃根據期內估計應課稅盈利，按本集團經營業務所在國家之適用稅率計算。

10. 股息

於二零零六年五月派發二零零五年末期股息每股10港仙，合共156,095,000港元。於二零零五年五月派發二零零四年末期股息每股7港仙及特別股息每股3港仙，合共156,095,000港元。

董事會宣佈派發本期之中期股息每股6港仙(二零零五年：5港仙)，合共93,657,000港元(二零零五年：78,047,000港元)。

11. 每股盈利

每股基本及攤薄盈利乃根據期內股東應佔盈利146,530,000港元(二零零五年：112,311,000港元)及於期內已發行之股份1,560,945,596股(二零零五年：1,560,945,596股)計算。

於二零零六年六月三十日，尚未行使之購股權，其持有人可認購本公司7,033,000股股份(二零零五年：7,773,000股)。此等購股權可能會攤薄未來每股基本盈利，但因其於呈列期間具有反攤薄作用，故並無列入計算每股攤薄盈利。

12. 中期財務報表之批核

此中期財務報表於二零零六年八月三十一日經董事會批核。

5. **應付款項及應計負債**

應付款項及應計負債包括下列應付貿易款項：

	二零零六年六月三十日 結餘 港幣千元	二零零六年六月三十日 百分比 %	二零零五年十二月三十一日 結餘 港幣千元	二零零五年十二月三十一日 百分比 %
零至三十日	**17,716**	**72.0**	25,311	80.8
三十一日至六十日	**3,127**	**12.7**	1,451	4.6
六十一日至九十日	**195**	**0.8**	517	1.7
多於九十日	**3,570**	**14.5**	4,056	12.9
應付款項總額	**24,608**	**100.0**	31,335	100.0
應計負債	**69,056**		103,661	
應付款項及應計負債總額	**93,664**		134,996	

6. **股本**

	二零零六年六月三十日 港幣千元	二零零五年十二月三十一日 港幣千元
法定股本：		
5,000,000,000股，每股面值0.10港元	**500,000**	500,000
已發行及實收股本：		
1,560,945,596股(二零零五年：1,560,945,596股)，每股面值0.10港元	**156,095**	156,095

7. **資本承擔**

	二零零六年六月三十日 港幣千元	二零零五年十二月三十一日 港幣千元
物業、機器及設備之資本承擔		
已訂約但未撥備	**8,276**	3,380
已批准但未訂約	**21,928**	35,872
	30,204	39,252

8. **其他收益**

	截至六月三十日止六個月 二零零六年 港幣千元	截至六月三十日止六個月 二零零五年 港幣千元
股息收入	**1,397**	1,314
利息收入	**2,382**	2,452
其他	**753**	748
總計	**4,532**	4,514

3. 固定資產

	租賃樓宇 港幣千元	其他 固定資產 港幣千元	在建資產 港幣千元	總計 港幣千元
於二零零六年一月一日				
成本或估值	308,868	1,013,993	602	1,323,463
累積折舊及減值虧損	(70,823)	(629,562)	(53)	(700,438)
於二零零六年一月一日之賬面淨值	238,045	384,431	549	623,025
添置	—	2,448	4,551	6,999
折舊	(3,304)	(25,016)	—	(28,320)
匯兌差異	—	142	—	142
出售	—	(142)	—	(142)
轉撥	—	2,632	(2,632)	—
於二零零六年六月三十日之賬面淨值	**234,741**	**364,495**	**2,468**	**601,704**
於二零零六年六月三十日				
成本或估值	308,868	1,016,853	2,521	1,328,242
累積折舊及減值虧損	(74,127)	(652,358)	(53)	(726,538)
於二零零六年六月三十日之賬面淨值	**234,741**	**364,495**	**2,468**	**601,704**
於二零零六年六月三十日之成本及估值分析				
成本	299,673	1,016,853	2,521	1,319,047
估值：一九九零年	9,195	—	—	9,195
	308,868	1,016,853	2,521	1,328,242

4. 應收款項

本集團給予其貿易客戶的平均信用期限為七日至九十日，應收貿易款項按到期日之賬齡分析如下：

	二零零六年六月三十日		二零零五年十二月三十一日	
	結餘 港幣千元	百分比 %	結餘 港幣千元	百分比 %
零至三十日	**140,432**	**61.4**	172,374	67.9
三十一日至六十日	**48,175**	**21.1**	46,980	18.5
六十一日至九十日	**31,048**	**13.6**	21,343	8.4
多於九十日	**9,051**	**3.9**	13,108	5.2
總額	**228,706**	**100.0**	253,805	100.0
減：累積減值虧損	**(8,928)**		(8,588)	
	219,778		245,217	

1. 編製基準及會計政策

本集團之未經審核綜合中期財務報表摘要(「中期財務報表」)乃根據香港會計師公會頒佈之香港會計準則(「香港會計準則」)第34號「中期財務報告」及香港聯合交易所有限公司證券上市規則附錄十六之規定而編製。

此中期財務報表應與二零零五年全年財務報表一併閱讀。

編製此中期財務報表摘要所採用之會計政策及計算方法與編製截至二零零五年十二月三十一日止年度之全年財務報表所採用者一致。

香港會計師公會已頒佈多項新準則、準則之修訂及詮釋，於二零零六年一月一日或以後開始之會計期間生效。本集團已評估此等準則、修訂及詮釋，認為其對此中期財務報表並無重大影響。

2. 分部資料

本公司於本期間為投資控股公司。本集團之主要業務包括出版、印刷及分銷*《南華早報》*、*《星期日南華早報》*及其他印刷及電子刊物、物業投資、錄像及影片後期製作以及音樂出版。

本集團業務大部份均以香港為基地，而本集團根據主要業務劃分之營業額及對經營盈利之貢獻之分析如下：

	營業額 **截至六月三十日止六個月**		**對經營盈利之貢獻** **截至六月三十日止六個月**	
	二零零六年 **港幣千元**	二零零五年 港幣千元	**二零零六年** **港幣千元**	二零零五年 港幣千元
報章、雜誌及其他刊物	**561,099**	517,003	**175,357**	141,036
投資物業	**8,692**	7,724	**6,346**	5,771
錄像及影片後期製作	**10,278**	10,151	**(1,849)**	(5,924)
音樂出版	**3,098**	1,710	**1,048**	433
總計	**583,167**	536,588	**180,902**	141,316

綜合現金流量表摘要

	未經審核 截至六月三十日止六個月 二零零六年 港幣千元	 二零零五年 港幣千元
營運所得現金流入淨額	**191,314**	149,435
利息支出	**(1,760)**	(2,621)
稅項支出	**(49,865)**	(396)
經營業務之現金流入淨額	**139,689**	146,418
投資活動之現金流出淨額	**(3,557)**	(77,853)
未計融資活動之現金流入淨額	**136,132**	68,565
融資活動		
提取短期銀行貸款	**–**	1,881
已付股息	**(156,095)**	(156,095)
融資活動之現金流出淨額	**(156,095)**	(154,214)
現金及現金等值之減少	**(19,963)**	(85,649)
於一月一日之現金及現金等值	**174,736**	360,737
於六月三十日之現金及現金等值	**154,773**	275,088

綜合權益變動表摘要—未經審核

截至二零零六年六月三十日止六個月

	股東應佔									
	股本及股份溢價 港幣千元	繳入盈餘 港幣千元	投資重估儲備 港幣千元	資產重估儲備 港幣千元	對沖儲備 港幣千元	匯兑儲備 港幣千元	保留盈利 港幣千元	股東資金總額 港幣千元	少數股東權益 港幣千元	權益總額 港幣千元
二零零五年一月一日結餘，如前呈報之權益	197,066	1,021,767	70,608	1,325	–	(34,380)	428,554	1,684,940	–	1,684,940
二零零五年一月一日結餘，如前獨立呈報之少數股東權益	–	–	–	–	–	–	–	–	12,320	12,320
二零零五年一月一日結餘，經重列	197,066	1,021,767	70,608	1,325	–	(34,380)	428,554	1,684,940	12,320	1,697,260
長期投資股份公平值收益	–	–	10,798	–	–	–	–	10,798	–	10,798
出售時變現之投資重估儲備	–	–	5	–	–	–	–	5	–	5
綜合賬目時產生之匯兑差額	–	–	–	–	–	(655)	–	(655)	4	(651)
租賃樓宇重估盈餘	–	–	–	3,000	–	–	–	3,000	–	3,000
直接在儲備扣除之遞延税項	–	–	–	(704)	–	–	–	(704)	–	(704)
現金流量對沖虧損	–	–	–	–	(2,621)	–	–	(2,621)	–	(2,621)
直接於權益中確認之淨收入/(支出)	–	–	10,803	2,296	(2,621)	(655)	–	9,823	4	9,827
期內盈利	–	–	–	–	–	–	112,311	112,311	2,667	114,978
期內已確認之收入/(支出)總額	–	–	10,803	2,296	(2,621)	(655)	112,311	122,134	2,671	124,805
股息	–	(156,095)	–	–	–	–	–	(156,095)	–	(156,095)
二零零五年六月三十日結餘	197,066	865,672	81,411	3,621	(2,621)	(35,035)	540,865	1,650,979	14,991	1,665,970
二零零六年一月一日結餘	**197,066**	**865,672**	**93,216**	**3,624**	**–**	**(35,938)**	**596,864**	**1,720,504**	**10,406**	**1,730,910**
長期投資股份公平值收益	**–**	**–**	**24,716**	**–**	**–**	**–**	**–**	**24,716**	**–**	**24,716**
綜合賬目時產生之匯兑差額	**–**	**–**	**–**	**–**	**–**	**3,189**	**–**	**3,189**	**22**	**3,211**
直接於權益中確認之淨收入	**–**	**–**	**24,716**	**–**	**–**	**3,189**	**–**	**27,905**	**22**	**27,927**
期內盈利	**–**	**–**	**–**	**–**	**–**	**–**	**146,530**	**146,530**	**4,065**	**150,595**
期內已確認之收入總額	**–**	**–**	**24,716**	**–**	**–**	**3,189**	**146,530**	**174,435**	**4,087**	**178,522**
股息	**–**	**–**	**–**	**–**	**–**	**–**	**(156,095)**	**(156,095)**	**–**	**(156,095)**
二零零六年六月三十日結餘	**197,066**	**865,672**	**117,932**	**3,624**	**–**	**(32,749)**	**587,299**	**1,738,844**	**14,493**	**1,753,337**

附註： 截至二零零六年六月三十日止六個月之擬派中期股息為93,657,000港元將由本公司保留盈利中支付。

綜合收益表摘要

	附註	未經審核 截至六月三十日止六個月 二零零六年 港幣千元	二零零五年 港幣千元
營業額	2	**583,167**	536,588
其他收益	8	**4,532**	4,514
總收益		**587,699**	541,102
員工成本		**(180,594)**	(174,686)
生產原料/銷售成本		**(86,040)**	(80,072)
租金及設施		**(16,920)**	(15,714)
折舊及攤銷		**(32,434)**	(41,736)
廣告及宣傳		**(16,015)**	(13,228)
其他經營開支		**(73,034)**	(72,440)
		(405,037)	(397,876)
出售長期投資股份之收益		**–**	711
財務費用		**(1,760)**	(2,621)
		(406,797)	(399,786)
經營盈利		**180,902**	141,316
應佔聯營公司盈利減虧損		**2,895**	1,775
除稅前盈利		**183,797**	143,091
稅項	9	**(33,202)**	(28,113)
除稅後盈利		**150,595**	114,978
應佔盈利：			
股東		**146,530**	112,311
少數股東權益		**4,065**	2,667
		150,595	114,978
股息			
擬派中期股息每股6港仙（二零零五年：每股5港仙）	10	**93,657**	78,047
每股盈利			
基本及攤薄	11	**9.39港仙**	7.20港仙

中期業績

SCMP集團有限公司(「本公司」)董事會欣然宣佈本公司及其集團公司(「本集團」)截至二零零六年六月三十日止六個月未經審核之中期業績如下：

綜合資產負債表摘要

	附註	未經審核 二零零六年 六月三十日 港幣千元	經審核 二零零五年 十二月三十一日 港幣千元
非流動資產			
無形資產		**36,136**	35,791
固定資產	3	**601,704**	623,025
投資物業		**733,000**	733,000
土地租金		**33,120**	33,630
界定利益計劃之資產		**36,575**	33,539
聯營公司之權益		**48,253**	45,443
長期投資股份		**172,544**	147,828
		1,661,332	1,652,256
流動資產			
存貨		**38,697**	38,418
應收款項	4	**219,778**	245,217
預付費用、按金及其他應收賬款		**13,663**	20,814
現金及銀行結餘		**165,410**	181,449
		437,548	485,898
流動負債			
應付款項及應計負債	5	**93,664**	134,996
應付税項		**52,170**	66,725
預收訂閱費		**16,785**	24,431
有抵押銀行透支		**10,637**	6,713
無抵押短期銀行貸款		**51,934**	51,918
		225,190	284,783
流動資產淨值		**212,358**	201,115
總資產減流動負債		**1,873,690**	1,853,371
非流動負債			
無抵押長期銀行貸款		**17,000**	17,000
遞延税項		**103,353**	105,461
		120,353	122,461
		1,753,337	1,730,910
資本及儲備			
股本	6	**156,095**	156,095
儲備		**1,489,092**	1,408,314
擬派股息		**93,657**	156,095
		1,582,749	1,564,409
股東資金		**1,738,844**	1,720,504
少數股東權益		**14,493**	10,406
權益總額		**1,753,337**	1,730,910

SCMP 集團有限公司

（股份代號：583）

SCMP 集團有限公司

（股份代號：583）